Filed Pursuant to Rule 163

Registration Statement No. 333-296641

June 9, 2026

Supermicro Announces Proposed $7.0 Billion of Equity and

Equity-linked Financing Transactions To Fund AI Orders

SAN JOSE, Calif., June 9, 2026 - (BUSINESS WIRE) — Super Micro Computer, Inc. (NASDAQ: SMCI) (“Supermicro” or the “Company”), a Total IT Solution Manufacturer for AI, Cloud, Storage, and 5G/Edge, today announced a series of concurrent equity and equity-linked financing transactions totaling $7.0 billion, in expected aggregate amount, as part of its plan to fund the purchase of components to satisfy the AI orders that the Company has received in recent weeks for its advanced AI servers.

Offerings

The proposed offerings consist of:

•

Concurrent underwritten offerings: $5.0 billion underwritten public offerings, consisting of: (1) approximately $1.25 billion of common stock (the “common stock offering”) and (2) approximately $3.75 billion of depositary shares (the “depositary share offering”); and

•	At-the-market offering: up to $2.0 billion at-the-market, or ATM, offering program for common stock, expected to begin no earlier than the third quarter of 2026 (the “ATM program”).

Use of Proceeds

The Company intends to use a portion of the net proceeds from the offerings, together with proceeds from the ATM program, to fund the purchase of components to satisfy the approximately $39 billion of orders that the Company has received in recent weeks for its advanced AI servers, including its Data Center Building Block Solutions, from more than 20 customers, that the Company plans to fulfill in future quarters. The Company may also use a portion of the net proceeds from the offerings for other general corporate purposes, which may include repayment of debt, additions to working capital and capital expenditures.

Additional Transaction Details:

Underwritten Offerings

The Company expects to grant to the underwriters of each offering a 30-day over-allotment option to purchase additional shares of common stock and additional depositary shares, respectively. The completion of the common stock offering will not be contingent on the completion of the depositary share offering, and the completion of the depositary share offering will not be contingent on the completion of the common stock offering.

ATM Program

In addition to these underwritten offerings, the Company anticipates entering into a distribution agreement with J.P. Morgan, Goldman Sachs & Co. LLC and Citigroup, as managers, pursuant to which the Company may offer and sell, from time to time its common stock up to a maximum aggregate offering amount of up to $2.0 billion. Such sales are not expected to commence until the third quarter of 2026, subject to market conditions and other factors.

Terms of Depositary Shares and Underlying Mandatory Convertible Preferred Stock

Each depositary share that is offered in the public underwritten offering will represent a 1/20th interest in newly issued series A mandatory convertible preferred stock. Holders of the depositary shares will be entitled to a proportional fractional interest in the rights and preferences of the mandatory convertible preferred stock, including conversion, dividend, liquidation and voting rights, subject to the provisions of a deposit agreement. The mandatory convertible preferred stock is expected to have a liquidation preference of $1,000 per share, and each depositary share is expected to have a liquidation preference of $50. Unless earlier converted, each share of mandatory convertible preferred stock will automatically convert, for settlement on or about June 1, 2029, into a variable number of shares of common stock based on the applicable conversion rate, and each depositary share will automatically convert into a number of shares of common stock equal to a proportionate fractional interest in such shares of common stock. The dividend rate, conversion terms and other terms of the mandatory convertible preferred stock will be determined at the time of pricing of the depositary share offering. Currently, there is no public market for the depositary shares or the mandatory convertible preferred stock. The Company intends to apply to list the depositary shares on the Nasdaq Global Select Market under the symbol “SMCIP.”

Underwriters

J.P. Morgan, Goldman Sachs & Co. LLC and Citigroup are acting as lead joint bookrunning managers for the offerings. ICR Capital LLC is acting as the Company’s financial advisor for the depositary shares offering.

About Supermicro

Supermicro is a Total IT Solutions provider with server, AI, storage, IoT, switch systems, software, and support services.

“Safe Harbor” Statement

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, among other things, the anticipated terms of the common stock offering, depositary share offering and the ATM program, statements regarding the intended use of the net proceeds from the offerings and the ATM program, its intention to enter into a distribution agreement related to the ATM program, and statements regarding the $39 billion of AI orders that the Company has received, which do not constitute firm commitments and are all subject to cancellation, delays and remain subject to fulfillment of the applicable terms and conditions by both parties. Forward-looking statements may be identified by the use of the words “may,” “will,” “plans,” “expect,” “intend” and other similar expressions. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These forward-looking statements are based on management’s current expectations and beliefs about future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties include, but are not limited to, the risks related to whether the Company will consummate the offerings on the expected terms or at all, the intended use of the net proceeds from the offering, including with respect to orders for advanced AI servers, market and general conditions, and risks relating to the Company’s business, including those described in periodic reports that the Company files from time to time with the U.S. Securities and Exchange Commission (the “SEC”). The forward-looking statements included in this press release speak only as of the date of this press release, and the Company does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

The Company may file a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy by visiting www.ir.supermicro.com, calling our Investor Relations Department at 1-408-503-8000, writing to Investor Relations Department, Super Micro Computer, Inc., 980 Rock Avenue, San Jose, CA 95131 or sending an email to IR@supermicro.com.